Filed pursuant to Rule 253(g)(2)
File No. 024-11369

GREENFIELD GROVES INC.

FINAL OFFERING CIRCULAR SUPPLEMENT NO. 1
to the Offering Circular qualified on January 13, 2021

 Dated: June 28, 2021

This offering circular supplement no. 1 (this “Supplement”) relates to the offering circular of Greenfield Groves Inc. (the “Company”), filed on November 23, 2020 as qualified by the Securities and Exchange Commission on January 13, 2021 (the “Offering Circular”). The purpose of this Supplement is to provide the following updated disclosure on our Offering Circular cover page regarding the minimum investment we will accept from an investor.

The cover page and all references in the Offering Circular modify the minimum investment as follows:

Greenfield Groves Inc., a Nevada benefit corporation (the “Company”, “we”, or “our”) is offering up to 50,000,000 (the “Maximum Amount”) shares (the “Shares”) of our Common Stock, par value $0.00001 per share (“Common Stock”) to be sold in this offering (the “Offering”). The Shares are being offered at a purchase price of $1.00 per Share on a “best efforts” basis. See “Securities Being Offered” beginning on page 54 for a discussion of certain items required by Item 14 of Part II of Form 1-A. We are selling our Shares through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (the “Securities Act”), and we intend to sell the Shares either directly to investors or through registered broker-dealers who are paid commissions. The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in connection with this Offering. This Offering will terminate on the earlier of (i) January 13, 2023, (ii) the date on which the Maximum Amount is sold, or (iii) when the Board of Directors of the Company elects to terminate the offering (in each such case, the “Termination Date”). There is no escrow established for this Offering, although the Company reserves the right to establish an escrow and engage an escrow agent in its discretion. We will hold closings upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Amount, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Amount or (ii) the Termination Date. There is no aggregate minimum requirement for the Offering to become effective; therefore, we reserve the right, subject to applicable securities laws, to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, including, without limitation, research and development expenses, Offering expenses, working capital and general corporate purposes and other uses, as more specifically set forth in the “Use of Proceeds to Issuer” section of this offering circular (the “Offering Circular”). The minimum investment amount from an investor is $100.00 for the purchase of 100 Shares; however, we expressly reserve the right to waive this minimum in the sole discretion of our management. We commenced the sale of the Shares immediately following the date on which the offering statement of which this Offering Circular is a part (the “Offering Statement”) was qualified by the United States Securities and Exchange Commission (the “SEC”).